

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Douglas Davis
Chief Executive Officer
Bannix Acquisition Corp.
8265 West Sunset Blvd. Suite #107
West Hollywood CA 90046

>   **Re: Bannix Acquisition Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 6, 2023**
>   **File No. 001-40790**

Dear Douglas Davis:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc:　　Stephen M. Fleming, Esq.